

535 Millburn Avenue
Short Hills, NJ 07078
973-718-510
Fax: 973-718-3515
www.highlandercapital.com

HIGHLANDER CAPITAL GROUP, INC.

CONSOLIDATED FINANCIAL STATEMENT

DECEMBER 31, 2020

PUBLIC DOCUMENT

OMB APPROVAL	
OMB Number:	3235-0123
Expires:	October 31, 2023
Estimated average burden	
Hours per response	12.00

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- **37169**

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING **01/01/2020** (MM/DD/YY) AND ENDING **12/31/2020** (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

Highlander Capital Group, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

535 Millburn Avenue
(No. and Street)

Short Hills	**NJ**	**07078**
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Douglas MacWright **973-718-3510**
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFCATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Meisel, Tuteur, & Lewis, P.C.
(Name – *if individual, state last, first, middle name*)

101 Eisenhower Parkway	**Roseland**	**NJ**	**07068**
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2).*

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

SEC 1410 (06-02)



OATH OR AFFIRMATION

I, **Douglas MacWright**, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of **Highlander Capital Group, Inc.**, as of **December 31**, 20 **20**, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

None

BRUCE C. ALTSCHULER
Notary Public of New Jersey
My Commission Expires March 23, 2024

Signature

President & CEO

Title

Notary Public

This report** contains (check all applicable boxes):

- ☒ (a) Facing page.
- ☒ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

HIGHLANDER CAPITAL GROUP, INC.
CONSOLIDATED FINANCIAL STATEMENT
DECEMBER 31, 2020

CONTENTS





MT
L&
MEISEL, TUTEUR & LEWIS, P.C.
Certified Public Accountants
Management Consultants

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders of
Highlander Capital Group, Inc. and Subsidiary

Opinion on the Consolidated Financial Statement
We have audited the accompanying consolidated statement of financial condition of Highlander Capital Group, Inc. and Subsidiary (the "Company") as of December 31, 2020, and the related notes (collectively referred to as the "consolidated financial statement"). In our opinion, the consolidated statement of financial condition presents fairly, in all material respects, the financial position of Highlander Capital Group, Inc. and Subsidiary as of December 31, 2020 in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion
This consolidated financial statement is the responsibility of Highlander Capital Group, Inc. and Subsidiary's management. Our responsibility is to express an opinion on Highlander Capital Group, Inc. and Subsidiary's consolidated financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to Highlander Capital Group, Inc. and Subsidiary in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statement is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the consolidated financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. We believe that our audit provides a reasonable basis for our opinion.

Meisel, Tuteur & Lewis P.C.

MEISEL, TUTEUR & LEWIS, P.C.

We have served as Highlander Capital Group, Inc. and Subsidiary's auditor since 2016.

Roseland, New Jersey
February 26, 2021

101 Eisenhower Parkway | Roseland, NJ 07068 | p 973.228.4600 | mtlcpa.com

HIGHLANDER CAPITAL GROUP INC.
CONSOLIDATED STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2020

ASSETS

Cash	$	4,348
Receivables from clearing broker		37,538
Deposit with clearing broker		100,000
Prepaid expenses and other assets		13,704
Property and equipment, less accumulated depreciation & amortization of $302,969		29,383
Investment in affiliate, at fair value (cost basis of $0)		18,455
TOTAL ASSETS	$	203,428

LIABILITIES AND STOCKHOLDERS' EQUITY

Accounts payable and accrued expenses	$	41,319
TOTAL LIABILITIES		41,319
Stockholders' equity		
Common stock - Class A voting, no par value,		
1,000 shares authorized, 160 shares issued, 158 shares outstanding		1,600
Common stock - Class B nonvoting, no par value,		
900 shares authorized, none issued or outstanding		-
Additional paid in capital		1,156,399
Accumulated deficit		(990,890)
Treasury stock, 2 shares at cost		(5,000)
TOTAL STOCKHOLDERS' EQUITY		162,109
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY	$	203,428

The accompanying notes are an integral part of these consolidated financial statements.

HIGHLANDER CAPITAL GROUP, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENT
DECEMBER 31, 2020

1. ORGANIZATION AND NATURE OF BUSINESS

Highlander Capital Group, Inc. ("HCG Inc."), formerly FIA Capital Group, Inc., and subsidiary (collectively referred to as "the Company"), was incorporated in the state of New Jersey on July 9, 1968 and is effectively a 100% owned by its President both directly and through two related LLC's. HCG Inc. owns 100% of the member's capital of its only subsidiary Highlander Realty Advisors, LLC ("HRA LLC"), a limited liability company organized under the laws of the state of New Jersey on May 19, 2006. The Company has offices in Short Hills, New Jersey.

The Company is a broker-dealer registered with the Securities and Exchange Commission (SEC) and is a member of the Financial Industry Regulatory Authority (FINRA). The Company was granted registration as a broker dealer on April 22, 1987. The two primary sources of income are proprietary trading on the Company's behalf, and commissions earned from retail trading. The Company does not carry customer accounts and accordingly is exempt from the Securities and Exchange Commission's Rule 15c-3-3 (the customer protection rule) pursuant to provision K(2)(ii) of such rule.

The Company participates in a variety of financial and administrative transactions with related parties and affiliates. Though generally at commercial rates, it is possible that because of these relationships the terms of some of these transactions are not the same as those that would result from transactions among wholly unrelated parties.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Principles of Consolidation
The consolidated financial statement includes the accounts of Highlander Capital Group, Inc. and its subsidiary Highlander Realty Advisors LLC. All significant intercompany transactions and balances have been eliminated.

Basis of Financial Statement Presentation
The accompanying consolidated financial statement is prepared in accordance with accounting principles generally accepted in the United States of America ("US GAAP"). The accounting policies and reporting practices of the Company conform to the predominant practices in the broker-dealer industry.

Management Estimates
The preparation of consolidated financial statement in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the consolidated financial statement and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Government and Other Regulation
A broker-dealer of securities business is subject to significant regulation by various governmental agencies and self-regulatory organizations. Such regulation includes, among other things, periodic examinations by these regulatory bodies to determine whether the Company is conducting and reporting its operations in accordance with applicable requirements of these organizations. As a registered broker-dealer, the Company is subject to the Securities and Exchange Commission's net capital rule (Rule 15c3-1) which requires the Company maintain a minimum net capital, as defined.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Revenue Recognition

Revenues are generally recognized when earned and realized or realizable, when persuasive evidence of an arrangement exists, delivery has occurred, or services have been rendered, the price is fixed and determinable, and collectability is reasonably assured.

Revenue from Contracts with Customers Standard (ASU 2014-09) core principle is that an entity should recognize revenue when it transfers promised goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services. ASU 2014-09 prescribes a five-step process to accomplish this core principle, including:

- Identification of the contract with the customer;
- Identification of the performance obligation(s) under the contract;
- Determination of transaction price;
- Allocation of the transaction price to the identified performance obligation(s); and
- Recognition of revenue as (or when) an entity satisfies the identified performance obligation(s)

Management has identified the contracts with its customers including those covering all revenue streams earned from its affiliates under current agreements, identified the performance obligations, determined the transaction price, allocated the transaction price to the performance obligations in the contract, and recognized revenue when the Company satisfies the performance obligation.

Brokerage Commissions and Other Fees – The Company buys and sells securities on behalf of its customers. Each time a customer enters into a buy or sell transaction, the Company charges a commission. Commissions and related clearing expenses are recorded on the trade date and fees are collected at the end of the period. The Company believes that the performance obligation is satisfied on the trade date because that is when the underlying financial instrument or purchaser is identified, the pricing is agreed upon and the risks and rewards of ownership have been transferred to/from the customer.

Mutual Fund Commissions and Fees – The Company receives commissions and other fees from mutual fund companies as a way of compensation for distributing interests in particular funds. The fees earned by the Company are variable because the amount paid at that particular point in time, specified in the contract, generally is based on the fair market value of the shares at the specified point in time. Hence, at any given point in time, the timing and the amount of any future ongoing fees that might be earned are uncertain. Fees are received in arrears based on the contract payout from the specific funds therefore the Company's performance obligations have been satisfied in a prior period.

Trailer fees – The Company receives mutual fund trailer fees and 12b-1 fees pursuant to current agreements. The Company believes that since the trailer fees and 12b-1 fees payable to the Company has a variable consideration (NAV calculation), the trailer fees and 12b-1 fee are recognized when calculated at a certain point in time. At this point in time, the revenue has no probability of being reversed and is when it should be recognized. There are no costs directly related to the contracts.

Interest – Interest revenue primarily represents interest derived from money saving bank account received and earned at a particular point in time.

Other – Other revenue is recognized when the Company satisfies the performance obligation.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Cash and Cash Equivalents
For purposes of presentation on the statement of financial condition, the Company considers highly liquid instruments, with original maturities of three months or less that are not held for sale in the ordinary course of business, to be cash and cash equivalents. Cash and cash equivalent balances may, at a limited number of banks and financial institutions, periodically exceed Federal Depository Insurance Corporation ("FDIC") insurance coverage. The Company believes it mitigates this risk by investing in or through major financial institutions and primarily in funds that are insured by the United States federal government.

Clearing Arrangements
The Company has an agreement with RBC Correspondent Services ("RBC"), a division of RBC Capital Markets LLC, to provide execution and clearing services on behalf of its customers on a fully disclosed basis. All customer records and accounts are maintained by RBC. RBC is a member of various stock exchanges and is subject to the rules and regulations of such organizations as well as those of the Securities and Exchange Commission.

Receivables from the clearing broker include amounts due on proprietary unsettled cash and margin transactions and commissions earned. As of December 31, 2020, the Company had a clearing deposit with RBC in the amount of $100,000.

Other Assets
Other assets are comprised of receivables generated in the normal course of business, such as prepaid expenses, deposits, and other operating assets.

Securities Transactions
All securities transactions are recorded on a trade date basis.

Property and Equipment
Property and equipment are stated at cost less accumulated depreciation and amortization. Depreciation of property and equipment is computed over their estimated useful lives, 3 to 7 years, on the straight-line method. Leasehold improvements are amortized using the straight-line method over either the economic useful life of the improvement or the lease term, whichever is shorter.

Following the acquisition of any long-lived asset, the Company continually evaluates whether later events and circumstances have occurred that indicate the remaining useful life of the long-lived asset may warrant revision or that the remaining balance of the long-lived asset may not be recoverable.

Fair Value of Other Assets and Liabilities
The carrying amounts reported on the statement of financial condition for cash, if any, approximate its fair value based on the short-term maturity and the daily pricing mechanisms for these instruments. Other assets and liabilities with short and intermediate-term maturities and defined settlement amounts, including receivables, payables, and accrued liabilities are reported at their contractual amounts, which approximate fair value.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Investment Valuation

The Company follows the guidance in the Fair Value Measurement and Disclosure topic of the FASB Accounting Standards Codification (ASC 820). Under this guidance, fair value is defined as the price that would be received to sell an asset or paid to transfer a liability (i.e., the "exit price") in an orderly transaction between market participants at the measurement date.

In determining fair value, the Company uses various valuation approaches. ASC 820 establishes a fair value hierarchy for inputs used in measuring fair value that maximizes the use of observable inputs and minimizes the use of unobservable inputs by requiring that the most observable inputs be used when available. Observable inputs are those that market participants would use in pricing the asset or liability based on market data obtained from sources independent of the Company. Unobservable inputs reflect the Company's assumptions about the inputs market participants would use in pricing the asset or liability developed based on the best information available in the circumstances. The fair value hierarchy is categorized into three levels based on the inputs as follows:

Level 1 – Valuations based on unadjusted quoted prices in active markets for identical assets or liabilities that the Company has the ability to access. Valuation adjustments and block discounts are not applied to Level 1 securities. Since valuations are based on quoted prices that are readily and regularly available in an active market, valuation of these securities does not entail a significant degree of judgment.

Level 2 – Valuations based on quoted prices in markets that are not active or for which all significant inputs are observable, either directly or indirectly.

Level 3 – Valuations based on inputs that are unobservable and significant to the overall fair value measurement.

The availability of valuation techniques and observable inputs can vary from investment to investment and are affected by a wide variety of factors including, the type of investment, whether the investment is new and not yet established in the marketplace, and other characteristics particular to the transaction. To the extent that valuation is based on models or inputs that are less observable or unobservable in the market, the determination of fair value requires more judgment. Those estimated values do not necessarily represent the amounts that may be ultimately realized due to the occurrence of future circumstances that cannot be reasonably determined. Because of the inherent uncertainty of valuation, those estimated values may be materially higher or lower than the values that would have been used had a ready market for the securities existed. Accordingly, the degree of judgment exercised by the Company in determining fair value is greatest for securities categorized in Level 3. In certain cases, the inputs used to measure fair value may fall into different levels of the fair value hierarchy. In such cases, for disclosure purposes, the level in the fair value hierarchy within which the fair value measurement in its entirety falls is determined based on the lowest level input that is significant to the fair value measurement.

Fair value is a market-based measure considered from the perspective of a market participant rather than an entity-specific measure. Therefore, even when market assumptions are not readily available, the Company's own assumptions are set to reflect those that market participants would use in pricing the asset or liability at the measurement date. The Company uses prices and inputs that are current as of the measurement date, including periods of market dislocation. In periods of market dislocation, the observability of prices and inputs may be reduced for many investments. This condition could cause an investment to be reclassified to a lower level within the fair value hierarchy.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Valuation Techniques

Private Investment Companies – Investments in private investment companies include an investment in a fund managed by an affiliated entity. Investments in private investment companies are typically valued utilizing the net asset values (NAV) provided by the underlying private investment companies as a practical expedient. The Company applies the practical expedient consistently with the Company's entire position in a particular investment, unless it probable that the Company will sell a portion of an investment at an amount different from the net asset value of the investment. Private investment companies measured using net asset value as a practical expedient are not categorized within the fair value hierarchy.

Income Taxes

The Company accounts for income taxes in accordance with FASB ASC 740, Income Taxes, which requires the recognition of deferred income taxes for differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases and operating loss and tax credit carryforwards. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date. Valuation allowances are established to reduce deferred tax assets to the amount expected to be realized.

Management is required to determine whether a tax position of the Company is more likely than not to be sustained upon examination by the applicable taxing authority, including the resolution of any related appeals or litigation processes, based on the technical merits of the position. The tax benefit recognized is measured as the largest amount of benefit that is greater than fifty percent likelihood of being realized upon ultimate settlement. De-recognition of a tax benefit previously recognized could result in the Company recording a tax liability that would reduce stockholder's equity. This policy also provides guidance on thresholds, measurement, de-recognition, classification, interest and penalties, accounting in interim periods, disclosure, and transition that is intended to provide better consolidated financial statement comparability among different entities.

Based on its analysis, management has determined that the Company has not incurred any liability for unrecognized tax benefits as of December 31, 2020. However, the Management's conclusions regarding this policy may be subject to review and adjustment at a later date based on factors including, but not limited to, on-going analysis of and changes to tax laws, regulations and interpretations thereof.

The Company has $539,000 of federal and $575,000 of state net operating losses available to reduce future federal and state income taxes. Future federal and state expected tax benefits aggregating approximately $165,000 from the application of the unused net operating losses have not been recognized due to the uncertainty of obtaining levels of sufficient taxable income based upon the Company's past experience. The U.S. Federal jurisdiction and New Jersey are the major tax jurisdictions where the Company files income tax returns. The Company is no longer subject to U.S. Federal or State examinations by tax authorities for years before 2016. Should any such penalties and interest be incurred, the Company's policy would be to recognize them as interest expense and other expenses, respectively. No interest expense or penalties have been assessed for the years ended December 31, 2020.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Recently Issued Accounting Pronouncements

The following accounting pronouncement was adopted January 1, 2020.

In August 2018, the FASB issued an ASU that eliminates, amends and adds certain disclosure requirements for fair value measurements (ASU 2018-13, Fair Value Measurement (Topic 820): Disclosure Framework-Changes to the Disclosure Requirements for Fair Value Measurement). The ASU is effective for all annual and interim periods beginning January 1, 2020, with early adoption permitted. The adoption of this guidance did not have an impact to our financial position.

3. PROPERTY AND EQUIPMENT

Property and Equipment at December 31, 2020 consists of the following:

Computer equipment	$ 185,881
Furniture and fixtures	95,474
Leasehold improvements	50,997
	332,352
Less: accumulated depreciation and amortization	302,969
	$ 29,383

Total depreciation and amortization expense charged to operations amounted to $3,703 for the year ended December 31, 2020.

4. TREASURY STOCK

In December 2012, the Board of Directors authorized the Company to repurchase 2 shares of Class A - voting common stock from a minority stockholder for $5,000. The stock is held in treasury and recorded using the cost method.

5. TRANSACTIONS WITH RELATED PARTIES

The Company shares its office space as well as various administrative services with affiliates of the Company. In addition, the Company is also invested in an affiliated company through common ownership and management.

In February 2011, the Company relocated to Short Hills, NJ where it leases space on a month to month basis from GDJ Realty Holdings LLC which is 50% owned by the Company's president and 50% owned by other family members. For the year ended December 31, 2020, rent expense totaled $27,600.

HIGHLANDER CAPITAL GROUP, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENT
DECEMBER 31, 2020

5. TRANSACTIONS WITH RELATED PARTIES (CONTINUED)

In December 2007, the Company and it subsidiary acquired a 30% interest in Highlander Futures Management LLC ("HFM LLC"), a New Jersey limited liability company, for an initial capital contribution of $15,000. Highlander Futures Management LLC is involved in equity and options investing. At December 31, 2020, the fair value of the Company's investment in HFM LLC amounted to $18,455 and is included in the investment in affiliate balance reported on the consolidated statement of financial condition. For the year ended December 31, 2020, the net change in unrealized appreciation on the Company's investment in affiliate amounted to $12,144.

6. PAYCHECK PROTECTION PROGRAM

In March 2020, the World Health Organization declared the outbreak of the coronavirus disease ("Covid-19") as a pandemic. This pandemic is currently creating unprecedented economic and social uncertainty throughout the world. The ultimate impact of the Coronavirus outbreak is difficult to predict, but it is likely that Coronavirus will have a materially adverse impact on global, national and local economies in the immediate future and that such negative impact is likely to persist for some time. In particular, disruptions to commercial activity across economies due to the imposition of quarantines, remote working policies, "social distancing" practices and travel restrictions, and/or failures to contain the outbreak despite these measures, could materially and adversely impact the Company and its clients. Similar disruptions may occur in respect of service providers and counterparties, which could also negatively impact operations. While there are early indications of various governmental responses to the potential negative effect of Coronavirus, it is unclear how effective these responses will be and what other impacts such responses may have on the overall performance of the Company and its financial results. The ultimate impact of the pandemic on the Company's results of operations, financial position, liquidity or capital resources cannot be completely estimated at this time; but it's not expected to be significant.

During May 2020, the Company applied for and received a promissory note (the "PPP Loan") evidencing an unsecured loan in the amount of $91,537 made to the Company pursuant to the Paycheck Protection Program (the "PPP") under the Coronavirus Aid, Relief, and Economic Security Act (the "CARES Act"), which was enacted March 27, 2020. The PPP Loan is being administered by Valley National Bank and bears interest at a rate of 1.0% per annum. The PPP Loan may be forgiven, in part or in whole, subject to certain conditions as stipulated under the PPP.

In accounting for the PPP Loan the Company is guided by ASC 470 Debt, and ASC 450-30 Gain Contingency. Accordingly, the Company initially recorded the proceeds of the PPP Loan as debt and it will derecognize the liability when the loan is paid off or when forgiveness is reasonably certain. In December 2020, the Company received notification from Valley National Bank that the bank and the Small Business Administration had completed their review and that all principal and interest under the loan is forgiven in full. PPP Loan Forgiveness is reflected in other income.

7. COMMITMENTS AND CONTINGENCIES

The Company is exposed to various asserted and unasserted potential claims encountered in the normal course of business. In the opinion of management, the resolution of these matters will not have a material effect on the Company's financial position or results of operations.

8. REGULATORY REQUIREMENTS

The Company, as a registered broker-dealer in securities, is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall be the greater of $5,000 or 6-2/3% of aggregate indebtedness. At December 31, 2020, the Company had net capital of $100,567 which was $95,567 in excess of its required net capital of $5,000. At December 31, 2020, the ratio of Aggregate Indebtedness to Net Capital was .4109 to 1 (or 41.09%).

The Company is exempt from the provisions of Rule 15c3-3 under the Securities Exchange Act of 1934 as the Company does not hold customers' cash or securities. As of December 31, 2020 and during the year then ended, the Company did not have any subordinated borrowings.

9. OFF-BALANCE SHEET RISK AND CONCENTRATION OF CREDIT RISK

In the normal course of business, the Company encounters economic risk, mainly comprised of credit risk and market risk. Credit risk arises from the customer securities activities which are transacted on either cash or margin basis. These transactions may expose the Company to off-balance-sheet risk in the event the customer is unable to fulfill its contracted obligations and margin requirements are not sufficient to fully cover losses which customers may incur. In the event the customer fails to satisfy its obligations, the Company may be required to purchase or sell financial instruments at prevailing market prices in order to fulfill those obligations. In connection with its clearing arrangements, the Company is required to guarantee the performance of its customers in meeting their contracted obligations.

Concentrations of credit risk arise when a number of customers are engaged in similar business activities, activities in the same geographic region, or have similar economic features that would cause their ability to meet contractual obligations to be similarly affected by changes in economic or other conditions.

As a securities broker and dealer, the Company is engaged in various brokerage and trading activities with domestic and international investors. The Company attempts to minimize credit risk associated with these activities by monitoring customer credit exposure and collateral values on a daily basis and requiring additional collateral to be deposited with or returned to the Company when necessary. The credit risk is also minimized by the careful monitoring of customer accounts by the clearing firm.

At various times during the year, the Company has maintained deposits with other financial institutions in excess of amounts insured. The exposure to the Company from these transactions is solely dependent upon daily balances and the financial strength of the respective institutions.

10. RETIREMENT SAVING PLAN

The Company maintains a Section 401(k) plan (the "Plan") that covers all employees of the Company aged 21 who have completed at least 12 months service with at least 1,000 hours in each 12 month period. Annual contributions are subject to limitations under the Internal Revenue Code. Participants may elect to defer 2-15% of their annual compensation. Effective January 1, 2020 the company modified the plan to no longer require the employer match. The employee contribution is fully vested at all times. Participants are vested in the Company contribution at the rate of 33.33% per year of service beginning after the first year and are 100% vested after the third year. For the year ended December 31, 2020, the Company's contribution amounted to $225.

11. SUBSEQUENT EVENTS

On February 19, 2021, the Company was granted a new PPP loan in the aggregate amount of $68,635, pursuant to the second round of funding of the Paycheck Protection Program under Division A, Title I of the CARES Act. The PPP Loan is being administered by Valley Nation Bank and bears interest at a rate of 1.0% per annum. The PPP Loan may be forgiven, in part or in whole, subject to certain conditions as stipulated under the PPP.

Subsequent events and transactions were evaluated through February 26, 2021 which is the date the consolidated financial statement was available to be issued. There were no other subsequent events that require adjustments or disclosures in the consolidated financial statement as of December 31, 2020.